FORM 11-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)
[X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission file number 001-13958

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
One Hartford Plaza, Hartford, Connecticut 06155

Explanatory Note: This Form 11-K/A is being filed solely to refile Exhibit 23.1 (consent of independent registered public accounting firm) to The Hartford Financial Services Group, Inc.’s Form 11-K for The Hartford Investment and Savings Plan filed on June 22, 2021. The Exhibit 23.1 originally filed with the report inadvertently omitted the independent registered public accounting firm’s signature.

Item 9.01: Financial Statements and Exhibits

(d) Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY: /s/ Thomas R. Warters
Thomas R. Warters
Plan Administrator
June 24, 2021

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-105706, 333-34092 and 333-157372 on Form S-8 of The Hartford Financial Services Group, Inc. of our report dated June 22, 2021, relating to the financial statements and supplemental schedule of The Hartford Investment and Savings Plan, appearing in this Annual Report on Form 11-K of The Hartford Investment and Savings Plan for the year ended December 31, 2020.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
June 22, 2021